
May 20, 2016

Via E-mail
Miranda So, Esq.
Davis Polk & Wardwell LLP
The Hong Kong Club Building
3A Chater Road
Hong Kong

> **Re:** **E-House (China) Holdings Limited**
> **Schedule 13E-3 filed by E-House (China) Holdings Limited, E-House Holdings Ltd., E-House Merger Sub Ltd., Xin Zhou, Kanrich Holdings Limited, On Chance, Inc., Jun Heng Investment Limited, Neil Nanpeng Shen, Smart Create Group Limited, Smart Master International Limited, and SINA Corporation**
> **Filed April 25, 2016**
> **File No. 005-83544**

Dear Ms. So:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Schedule 13E-3

1. We note that Parent and Merger Sub are filing persons but are not part of the defined term "Buyer Group" and, as a result, they have not provided required disclosure. Revise your disclosure to ensure that Parent and Merger Sub provide all of the disclosure required of filing person.

Proxy Statement

2. Your definition of unaffiliated security holders includes within it affiliates: *for example*, some of your officers and directors. Please revise here and throughout the filing to more clearly and consistently articulate whether the going private transaction is substantively

and procedurally fair to security holders who are not affiliates of the company. See Item 1014(a) of Regulation M-A.

Questions and Answers, page 20

3. Revise this section to consolidate it with the Summary Term Sheet section to avoid duplication.

Special Factors

Background of the Merger, page 31

4. With a view toward revised disclosure, please tell us supplementally whether the special committee had any communications with the consortium between June 9 and July 30, 2015.

Reasons for the Merger and Recommendation of the Special Committee and the Board, page 39

5. To the extent possible, please quantify the increased costs for regulatory compliance for public companies.

6. With respect to the first bullet point on page 41, please address how any filing person relying on the Duff & Phelps opinion was able to reach the fairness determination as to unaffiliated security holders given that the fairness opinion addressed fairness with respect to holders of your shares other than holders of Excluded Shares rather than all security holders unaffiliated with the company.

7. Please revise the discussion to include an analysis of the extent to which each filing person considered the fact that ADS holders will not have the right to exercise dissenter's rights and receive payment of the fair value of the shares underlying their ADS and what impact the lack of dissenter's rights had on such filing persons' fairness determination. Please include similar discussion where you discuss the position of the buyer group as to the fairness of the merger.

8. Where you provide the opinion of each filing person as to the fairness of the transaction to unaffiliated security holders, please address each component of the funding of the transaction including committed term facility provided by Shanghai Pudong Development Bank Co., Ltd., Nanhui Sub-Branch and the contribution provided by Mr. Zhou, Mr. Shen and SINA pursuant to equity commitment letters. Please include similar discussion where you discuss the position of the Buyer Group as to the fairness of the merger.

Position of the Buyer Group as to the Fairness of the Merger, page 46

9.   Your inclusion of the members of the Buyer Group as filing persons indicates your conclusion that these persons are affiliates of the company for purposes of Rule 13e-3. Thus, please revise your disclosure (here and on page 65), currently stating that the members of the Buyer Group "may be deemed" affiliates of the company, to remove doubt from this statement.

10.   Please revise the discussion to include an analysis of the extent to which the Buyer Group's beliefs are based on the factors described in paragraphs (c), (d), (e), (f) of Item 1014 of Regulation M-A and items (vi) (vii) of Instruction 2 thereto. To the extent that any factor was not considered, or was considered but given little weight, please explain why.

11.   Please revise to indicate how "disadvantages that the Company would continue to face as an SEC-reporting public company" as discussed in the second bullet on page 47 contributes to the determination that the transaction is fair to unaffiliated shareholders. Please tell us why you believe the reduction in regulatory compliance costs and disclosure requirements impact the substantive and procedural fairness of the transaction to the unaffiliated shareholders when these benefits will only accrue to the Buyer Group. Please provide similar analysis with respect to the factors discussed in the fourth, fifth, sixth, and ninth bullets on page 48.

Certain Financial Projections, page 50

12.   We note the statement that the financial projections provided in the proxy statement are summary of internal financial projections. Please revise to disclose the full projections, including all preliminary and final projections.

13.   Please revise to identify the "numerous assumptions and estimates as to future events made by [y]our management that [y]our management believed were reasonable at the time the projections were prepared" and the certain assumptions about future financial factors affecting [its] business" discussed in this section. Your revised disclosure should summarize the material assumptions underlying any limitations upon the projected figures disclosed.

14.   We also note, on page 35, that the company provided "updated" financial information to Duff & Phelps on January 18, 2016. To the extent that the company prepared, and shared with any outside party, more than one set of projections, please disclose all such projections.

Opinion of the Special Committee's Financial Advisor, page 52

15.   Please revise to identify the "numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters" made by Duff & Phelps in the preparation of its fairness opinion.

16.   We note the statement on page 54 that Duff & Phelps provided its opinion "without assuming liability or responsibility for independent verification." While it may be acceptable to include qualifying language concerning subjective analyses, it is inappropriate to disclaim responsibility for statements made in the document. Please revise to delete this statement.

Analyses for Leju

Discounted Cash Flow Analysis, page 56

17.   Please revise to disclose the data underlying the results described in each analysis and **to show how that information resulted in the multiples/values disclosed**. For example, disclose (i) the company's projected results that were used in conducting the Discounted Cash Flow Analysis, or a cross-reference to them, and (ii) each data measure and financial metric used for each comparable company that is the basis for the analysis results disclosed on pages 58-60 with respect to the Selected Public Company analysis. Please also apply this comment to the "Analysis for EJ Core."

18.   Disclose the basis for assumption of a 3.0% terminal growth rate and the discount rates range of 14% to 17%, each used in the Discounted Cash Flow analysis. Please also apply this comment to the "Analysis for EJ Core."

Selected Public Companies and Merger and Acquisition Transactions Analyses, page 57

19.   Please discuss in greater detail the methodology and criteria used for selecting the public companies listed for comparison to EJ Core and Leju. Please also indicate whether any particular companies were excluded from the comparison group and discuss the reasons for such omission.

20.   We note that Duff & Phelps determined not to use the data from the Selected M&A Transactions Analysis in reaching its fairness opinion. In light of that determination, revise your disclosure to explain how, if at all, this determination affected both Duff & Phelps' ability to give its opinion and board of directors' ability to make its fairness determination while adopting Duff & Phelps' analyses and conclusions. Also tell us, with a view toward revised disclosure, why you have presented the disclosure relating to the Selected M&A Transactions analysis if Duff & Phelps did not use it to form its opinion.

21.   Revise the last sentence of the section "Fees and Expenses" (page 64) to provide the disclosure required by Item 1015(b)(4). Your current disclosure addresses only Duff & Phelps and parties to the merger, without including affiliates, as the rule provides.

22.   Please provide your analysis as to whether the retention of Duff & Phelps Securities, LLC ("DPS"), an affiliate of Duff & Phelps, LLC, to act as financial advisor to the Special Committee reflects a conflict of interest with respect to the separate fairness opinion provided by Duff & Phelps.

Financing of the Merger, page 72

23. Please indicate the portion of merger consideration to be paid for through the proceeds from the committed term facility and the portion that will be provided under the equity commitment letters issued by the Sponsors. Please refer to Item 1007(a) of Regulation M-A.

Equity Financing, page 73

24. Please revise to indicate the respective amounts of equity contribution to be made by each sponsor consistent with their respective equity commitment letters.

Interests of Certain Persons in the Merger, page 77

25. Refer to the table on page 79. You include, for example, Xin Zhou as receiving cash payments for his shares, options and restricted shares, even though Mr. Zhou is a Rollover Shareholder and is not going to receive cash from this transaction. Revise the table to disclose only proceeds to be received in the merger by your officers and directors.

Where You Can Find More Information, page 125

26. We note your statement that information in the proxy statement regarding the contents of any contract or other document, are not necessarily complete and each such statement is qualified in its entirety by reference to that contract or other document attached as an exhibit. If any disclosure in the prospectus is not an accurate summary of such contract or document please revise accordingly. Please also remove each statement in the proxy relating to a contract or document filed as an exhibit is qualified in its entirety by the exhibit filed.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Bryan J. Pitko, Attorney Advisor, at (202) 551-3203 or me at (202) 551-3639 with any questions regarding our comments.
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Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions